Pepco Holdings, Inc

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
www.pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
August 6, 2009

Media Contact: Robert Dobkin
202-872-2680
Investor Contact: Donna Kinzel
302-429-3004

Pepco Holdings Reports Second-Quarter 2009 Earnings;
Conference Call Scheduled

Pepco Holdings, Inc. (NYSE: POM) today reported second quarter 2009 consolidated earnings of $25 million, or 11 cents per share, compared to $15 million, or 7 cents per share, in the second quarter of 2008. There were no special items in the second quarter of 2009. Excluding special items (as described below under the heading "Special Items") for the second quarter 2008, earnings would have been $108 million, or 53 cents per share. The weighted average number of basic shares outstanding for the second quarter of 2009 was 220 million compared to 201 million for the second quarter of 2008.

The earnings decrease for the second quarter of 2009, as compared to the 2008 quarter, excluding special items, was driven by lower Power Delivery and Conectiv Energy earnings. The lower Power Delivery earnings were due to lower distribution sales caused by mild weather and lower non-weather related customer usage, as well as lower Atlantic City Electric basic generation service revenue relating to unbilled revenue. The decline in Power Delivery earnings also resulted from the recognition of lower benefits from income tax adjustments, higher operation and maintenance expense primarily due to increased pension expense, and higher interest expense primarily due to the debt financing completed late last year. The lower Conectiv Energy earnings were primarily due to significantly lower generation output and reduced spark spreads and dark spreads.

"During the quarter, the demand for power was dampened significantly by recessionary pressures and mild weather, and the energy markets continued to be challenging," said Joseph M. Rigby, Chairman, President and Chief Executive Officer. "Weather-adjusted regulated kilowatt hour sales were down over four percent and generation output was down 44 percent." Rigby also noted that despite managing controllable costs, Power Delivery operation and maintenance expense was pressured by higher pension costs.

Rigby also cited progress during the second quarter on several key value creation initiatives that position the company for longer-term growth. "We filed two of the four distribution rate cases we expect to file this year, and the District of Columbia passed legislation approving advanced metering infrastructure, further advancing our 'Blueprint for the Future' project. Also, today we filed applications with the Department of Energy seeking $266 million in smart grid related stimulus funds. On the transmission front, the PJM Interconnection confirmed the need for our Mid-Atlantic Power Pathway transmission line, and we expect to begin construction later this year."

For the six months ended June 30, 2009, consolidated earnings were $70 million, or 32 cents per share, compared to $114 million, or 57 cents per share, for the same period in the prior year. Excluding special items (as described below under the heading "Special Items"), earnings for the six months ended June 30, 2009, would have been $62 million, or 28 cents per share, compared to $207 million, or $1.03 per share, for the first six months of 2008. The weighted average number of basic shares outstanding for the six months ended June 30, 2009 was 220 million compared to 201 million for the same period in the prior year.

The decrease in earnings for the six months ended June 30, 2009, compared to earnings for the same period in the prior year, excluding special items, was driven by lower Power Delivery and Conectiv Energy earnings. The lower Power Delivery earnings were due to the recognition of lower benefits from income tax adjustments, higher operation and maintenance expense primarily due to increased pension expense, and higher interest expense primarily due to the debt financing completed late last year. The decline in Power Delivery earnings also resulted from lower distribution sales caused by lower non-weather related customer usage, and lower Atlantic City Electric basic generation service revenue relating to unbilled revenue. The lower Conectiv Energy earnings were due to significantly lower generation output, reduced spark spreads and dark spreads, fewer opportunities to benefit from generating unit operating flexibility and dual-fuel capability, and fewer remarketing activities around firm natural gas transportation and storage positions, due to less favorable energy prices and less price volatility than were experienced during the first quarter of 2008. The performance of economic fuel hedges was also a factor.

Second-Quarter Highlights

Operations

- Power Delivery electric sales were 11,323 gigawatt hours (GWhs) in the second quarter of 2009 compared to 12,122 GWhs for the same period last year. Heating degree days (electric service territory) increased by 10% for the three months ended June 30, 2009, compared to the same period in 2008. Cooling degree days (electric service territory) decreased by 17% for the three months ended June 30, 2009, compared to the same period in 2008. Weather-adjusted electric sales were 11,439 GWhs in the second quarter of 2009 compared to 11,977 GWhs for the same period last year.

- Conectiv Energy's gross margin from Merchant Generation and Load Service was $18 million in the second quarter of 2009, compared to $85 million in the second quarter of 2008. The decrease resulted primarily from significantly lower generation output and reduced spark spreads and dark spreads.

- Conectiv Energy's total generation output was 610 GWhs in the second quarter of 2009 compared to 1,094 GWhs in the second quarter of 2008. The 44% decrease was driven primarily by lower demand for electricity related to the economic recession and mild weather.

- Pepco Energy Services' gross margin from retail energy supply was $41 million in the second quarter of 2009, compared to $36 million in the second quarter of 2008. The increase resulted primarily from favorable electric supply, ancillary, and other electric-related wholesale supply costs, and favorable natural gas supply costs; partially offset by less favorable mark-to-market gains on energy contracts and lower generation output.

- Pepco Energy Services had retail electric sales of 4,594 GWhs in the second quarter of 2009, compared to 4,825 GWhs in the second quarter of 2008. This 5% decrease primarily reflects lower commercial and industrial customer loads.

- In May, PJM Interconnection (PJM) reaffirmed the need for the Mid-Atlantic Power Pathway (MAPP) transmission project, but delayed the in-service date by one year as a result of its recent load forecast. PJM also transferred the Indian River to Salem segment of the project from its Regional Transmission Expansion Plan to its "continuing study" list. The revised project total cost is $1.2 billion and the revised in-service date is 2014. Construction of the line will begin later this year.

- On June 18, the District of Columbia adopted legislation that permits Advanced Metering Infrastructure (AMI) deployment in the District, subject to the District of Columbia Public Service Commission (DCPSC) agreeing to the sufficiency of federal grants received for AMI. The legislation allows Pepco to establish a regulatory asset for recovering costs associated with implementing AMI as well as earn a return on its investment.

Regulatory Matters

- On May 22, Pepco filed a distribution base rate case in the District of Columbia. The filing seeks approval of an annual rate increase of $52 million, based on a requested return on equity of 11.50% (if the Bill Stabilization Adjustment mechanism is approved, the requested rate increase would be reduced to $50 million, based on a requested return on equity of 11.25%). The filing also proposes the use of a three-year average of pension, OPEB, and bad debt expense with recovery through a surcharge mechanism. The difference between the three-year rolling average of the costs and the currently incurred amounts would be deferred for future recovery in the case of an under-recovery, or deferred for future refund to customers in the case of an over-recovery. If approved, the surcharge proposal would lower the requested annual rate increase by $3 million. A decision is expected from the DCPSC in early 2010.

- In November 2008, Pepco filed proposals with the DCPSC and the Maryland Public Service Commission (MPSC) to share with customers the remaining balance of the proceeds from the Mirant bankruptcy settlement. On March 5, 2009, the DCPSC approved Pepco's proposal for the sharing of the District of Columbia portion of the proceeds. After giving effect to the sharing arrangement, Pepco recorded a pre-tax gain of $14 million in the first quarter. On July 2, 2009, the MPSC approved a settlement agreement providing for the sharing of the Maryland portion of the proceeds. As a result, Pepco expects to record a pre-tax gain of between $26 million and $28 million in the third quarter of 2009.

Other

- On August 6, each of the utilities made filings with the Department of Energy requesting a total of approximately $266 million in smart grid related stimulus funds. A decision is anticipated in October 2009.

Further details regarding changes in consolidated earnings between 2009 and 2008 can be found in the following schedules. Additional information regarding financial results and recent regulatory events can be found in the Pepco Holdings, Inc. Form 10-Q for the quarter ended June 30, 2009 as filed with the Securities and Exchange Commission, which is available at www.pepcoholdings.com/investors.

Special Items

Management believes the special items shown below are not representative of the company's ongoing business operations.

Reconciliation of GAAP Earnings to Earnings Excluding Special Items

Net Earnings – Millions of dollars	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Reported (GAAP) Net Earnings	$25	$15	$70	$114
Special Items:				
• Mirant bankruptcy settlement (net of customer sharing)	-	-	(8)	-
• Adjustment to the equity value of the cross-border energy lease investments	-	86	-	86
• Interest accrued under FIN 48 on the income tax obligations from the adjustment to the equity value of the cross-border energy lease investments	-	7	-	7
Net Earnings, Excluding Special Items	$25	$108	$62	$207

Earnings per Share	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Reported (GAAP) Earnings per Share	$0.11	$0.07	$0.32	$0.57
Special Items:				
• Mirant bankruptcy settlement (net of customer sharing)	-	-	(0.04)	-
• Adjustment to the equity value of the cross-border energy lease investments	-	0.43	-	0.43
• Interest accrued under FIN 48 on the income tax obligations from the adjustment to the equity value of the cross-border energy lease investments	-	0.03	-	0.03
Earnings per Share, Excluding Special Items	$0.11	$0.53	$0.28	$1.03

CONFERENCE CALL FOR INVESTORS

Pepco Holdings Inc. will host a conference call to discuss second quarter results on Friday, Aug. 7 at 11 a.m. E.T. Investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by calling 1-800-901-5213 before 10:55 a.m. The pass code for the call is 11516473. International callers may access the call by dialing 1-617-786-2962, using the same pass code, 11516473. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 60111073. International callers may access the replay by dialing 1-617-801-6888 and entering the same pass code 60111073. An audio archive will be available at PHI's Web site, http://www.pepcoholdings.com/investors.

Note: If any non-GAAP financial information (as defined by the Securities and Exchange Commission in Regulation G) is used during the quarterly earnings conference call, a presentation of the most directly comparable GAAP measure and a reconciliation of the differences will be available at http://www.pepcoholdings.com/investors.

About PHI: Pepco Holdings, Inc., headquartered in Washington, D.C., delivers electricity and natural gas to about 1.9 million customers in Delaware, the District of Columbia, Maryland and New Jersey, through its subsidiaries Pepco, Delmarva Power and Atlantic City Electric. PHI also provides competitive wholesale generation services through Conectiv Energy and retail energy products and services through Pepco Energy Services.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to understand further the results and prospects of PHI.

SELECTED FINANCIAL INFORMATION

Pepco Holdings, Inc.
Earnings Per Share Variance
2009 / 2008

	2nd Quarter					
		Competitive Energy				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2008 Net Income/(Loss) (GAAP) 1/	$ 0.37	$ 0.10	$ 0.08	$ (0.41)	$ (0.07)	$ 0.07
2008 Special Items 2/						
Cross-Border Energy Leases						
• Re-evaluation Adjustment	-	-	-	0.43	-	0.43
• Related FIN 48 Interest	-	-	-	0.03	-	0.03
2008 Net Income/(Loss) excluding Special Items	0.37	0.10	0.08	0.05	(0.07)	0.53
Change from 2008 Net Income/(Loss) excluding Special Items						
Regulated Operations						
• Distribution Revenue						
- Weather (estimate) 3/	(0.02)	-	-	-	-	(0.02)
- Other Distribution Revenue (primarily usage)	(0.03)	-	-	-	-	(0.03)
• ACE Basic Generation Service (primarily unbilled revenue)	(0.05)	-	-	-	-	(0.05)
• Operation & Maintenance (primarily higher pension expense)	(0.04)	-	-	-	-	(0.04)
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation & Load Service	-	(0.20)	-	-	-	(0.20)
- Energy Marketing	-	0.02	-	-	-	0.02
• Operating costs, net	-	0.02	-	-	-	0.02
Pepco Energy Services						
• Retail Energy Supply	-	-	0.01	-	-	0.01
• Energy Services	-	-	(0.01)	-	-	(0.01)
Other Non-Regulated						
• Financial investment portfolio	-	-	-	(0.01)	-	(0.01)
Corporate & Other						
• Other, net	-	-	-	-	0.01	0.01
Capital Costs	(0.03)	-	(0.03)	-	-	(0.06)
Income Tax Adjustments (primarily FIN 48 interest)	(0.05)	-	-	-	-	(0.05)
Dilution	(0.01)	-	-	-	-	(0.01)
2009 Net Income/(Loss) excluding Special Items	0.14	(0.06)	0.05	0.04	(0.06)	0.11
2009 Special Items 2/						
2009 Net Income/(Loss) (GAAP) 4/	$ 0.14	$ (0.06)	$ 0.05	$ 0.04	$ (0.06)	$ 0.11

1/ The 2008 weighted average number of basic shares outstanding was 201,399,066.

2/ Management believes the special items are not representative of the company's ongoing business operations.

3/ The effect of weather in 2009 compared with the 20-year average weather is estimated to have decreased earnings by $.01 per share.

4/ The 2009 weighted average number of basic shares outstanding was 220,123,926.

Pepco Holdings, Inc.
Earnings Per Share Variance
2009 / 2008

		June	Year-to-Date			
		Competitive Energy				
	Power Delivery	**Conectiv Energy**	**Pepco Energy Services**	**Other Non Regulated**	**Corporate & Other**	**Total PHI**
2008 Net Income/(Loss) (GAAP) 1/	$ 0.61	$ 0.34	$ 0.12	$ (0.37)	$ (0.13)	$ 0.57
2008 Special Items 2/						
Cross-Border Energy Leases						
• Re-evaluation Adjustment	-	-	-	0.43	-	0.43
• Related FIN 48 Interest	-	-	-	0.03	-	0.03
2008 Net Income/(Loss) excluding Special Items	0.61	0.34	0.12	0.09	(0.13)	1.03
Change from 2008 Net Income/(Loss) excluding Special Items						
Regulated Operations						
• Distribution Revenue						
- Weather (estimate) 3/	-	-	-	-	-	-
- Rate Order Impact (Pepco/DC)	0.01	-	-	-	-	0.01
- Other Distribution Revenue (primarily usage)	(0.04)	-	-	-	-	(0.04)
• ACE Basic Generation Service (primarily unbilled revenue)	(0.04)	-	-	-	-	(0.04)
• Standard Offer Service Margin	(0.01)	-	-	-	-	(0.01)
• Operation & Maintenance (primarily higher pension expense)	(0.06)	-	-	-	-	(0.06)
• Other, net	(0.02)	-	-	-	-	(0.02)
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation & Load Service	-	(0.41)	-	-	-	(0.41)
- Energy Marketing	-	0.01	-	-	-	0.01
• Operating costs, net	-	0.02	-	-	-	0.02
Pepco Energy Services						
• Retail Energy Supply	-	-	0.02	-	-	0.02
• Energy Services	-	-	(0.01)	-	-	(0.01)
Other Non-Regulated						
• Financial investment portfolio	-	-	-	(0.04)	-	(0.04)
Corporate & Other						
• Other, net	-	-	-	-	-	-
Capital Costs	(0.06)	(0.01)	(0.04)	0.01	0.01	(0.09)
Income Tax Adjustments (primarily FIN 48 interest)	(0.07)	-	-	-	0.01	(0.06)
Dilution	(0.03)	-	(0.01)	-	0.01	(0.03)
2009 Net Income/(Loss) excluding Special Items	0.29	(0.05)	0.08	0.06	(0.10)	0.28
2009 Special Items 2/						
• Mirant Settlement (net of customer sharing - DC jurisdiction)	0.04	-	-	-	-	0.04
2009 Net Income/(Loss) (GAAP) 4/	$ 0.33	$ (0.05)	$ 0.08	$ 0.06	$ (0.10)	$ 0.32

1/ The 2008 weighted average number of basic shares outstanding was 201,164,142.

2/ Management believes the special items are not representative of the company's ongoing business operations.

3/ The effect of weather in 2009 compared with the 20-year average weather is estimated to be zero.

4/ The 2009 weighted average number of basic shares outstanding was 219,633,258.

SEGMENT INFORMATION

	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
		Competitive Energy Segments				
Operating Revenue	$ 1,095	$ 469 (b)	$ 560	$ 14	$ (73)	$ 2,065
Operating Expense (c)	995 (b)	487	531	1	(76)	1,938
Operating Income	100	(18)	29	13	3	127
Interest Income	1	1	1	1	(2)	2
Interest Expense	53	7	12	3	21	96
Other Income	3	-	-	1	1	5
Income Tax Expense (Benefit)	20	(10)	8	4	(9)	13
Net Income (Loss)	31	(14)	10	8	(10)	25
Total Assets	10,254	1,995	743	1,516	1,605	16,113
Construction Expenditures	$ 149	$ 50	$ 3	$ -	$ 6	$ 208

(Three Months Ended June 30, 2009 — millions of dollars)

Notes:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Corp. & Other includes intercompany amounts of $(73) million for Operating Revenue, $(71) million for Operating Expense, $(20) million for Interest Income, and $(19) million for Interest Expense.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $62 million for the three months ended June 30, 2009.

(c) Includes depreciation and amortization of $95 million, consisting of $79 million for Power Delivery, $10 million for Conectiv Energy, $5 million for Pepco Energy Services, and $1 million for Corp. & Other.

SEGMENT INFORMATION - Continued

	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
		Three Months Ended June 30, 2008				
		(millions of dollars)				
		Competitive Energy Segments				
Operating Revenue	$ 1,297	$ 789 (b)	$ 631	$ (105) (d)	$ (94)	$ 2,518
Operating Expense (c)	1,144 (b)	748	606	1	(95)	2,404
Operating Income	153	41	25	(106)	1	114
Interest Income	3	1	1	1	(1)	5
Interest Expense	46	6	-	5	23	80
Other Income (Expense)	3	-	1	(1)	1	4
Income Tax Expense (Benefit)	38	15	11	(27) (d)	(9)	28
Net Income (Loss)	75	21	16	(84) (d)	(13)	15
Total Assets	10,054	2,431	1,000	1,464	1,417	16,366
Construction Expenditures	$ 134	$ 44	$ 12	$ -	$ 5	$ 195

Notes:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Corp. & Other includes intercompany amounts of $(94) million for Operating Revenue, $(92) million for Operating Expense, $(12) million for Interest Income, and $(11) million for Interest Expense.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $87 million for the three months ended June 30, 2008.

(c) Includes depreciation and amortization of $93 million, consisting of $79 million for Power Delivery, $9 million for Conectiv Energy, $3 million for Pepco Energy Services, $1 million for Other Non-Regulated and $1 million for Corp. & Other.

(d) Included in operating revenue is a pre-tax charge of $124 million ($86 million after-tax) related to the adjustment to the equity value of cross-border energy lease investments, and included in income taxes is a $7 million after-tax charge for the additional interest accrued on the related tax obligations.

SEGMENT INFORMATION – Continued

Six Months Ended June 30, 2009

(millions of dollars)

	Power Delivery	Competitive Energy Segments — Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$ 2,467	$ 1,044 (b)	$ 1,217	$ 27	$ (170)	$ 4,585
Operating Expense (c)	2,253 (b)(d)	1,048	1,173	2	(173)	4,303
Operating Income	214	(4)	44	25	3	282
Interest Income	2	1	1	2	(3)	3
Interest Expense	106	15	16	7	42	186
Other Income	6	-	1	-	1	8
Preferred Stock Dividends	-	-	-	1	(1)	-
Income Tax Expense (Benefit)	43	(8)	12	5	(15)	37
Net Income (Loss)	73	(10)	18	14	(25)	70
Total Assets	10,254	1,995	743	1,516	1,605	16,113
Construction Expenditures	$ 281	$ 91	$ 6	$ -	$ 10	$ 388

Notes:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Corp. & Other includes intercompany amounts of $(170) million for Operating Revenue, $(165) million for Operating Expense, $(44) million for Interest Income, $(42) million for Interest Expense, and $(1) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $145 million for the six months ended June 30, 2009.

(c) Includes depreciation and amortization of $191 million, consisting of $158 million for Power Delivery, $19 million for Conectiv Energy, $9 million for Pepco Energy Services, $1 million for Other Non-Regulated and $4 million for Corp. & Other.

(d) Includes $14 million ($8 million after-tax) gain related to settlement of Mirant bankruptcy claims.

SEGMENT INFORMATION - Continued

	Six Months Ended June 30, 2008 (millions of dollars)					
		Competitive Energy Segments				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$ 2,592	$ 1,612 (b)	$ 1,252	$ (87) (d)	$ (210)	$ 5,159
Operating Expense (c)	2,335 (b)	1,484	1,213	2	(212)	4,822
Operating Income	257	128	39	(89)	2	337
Interest Income	9	1	1	2	(1)	12
Interest Expense	94	12	1	9	45	161
Other Income (Expense)	7	-	2	(3)	1	7
Preferred Stock Dividends	-	-	-	1	(1)	-
Income Tax Expense (Benefit)	57	48	16	(26) (d)	(14)	81
Net Income (Loss)	122	69	25	(74) (d)	(28)	114
Total Assets	10,054	2,431	1,000	1,464	1,417	16,366
Construction Expenditures	$ 282	$ 59	$ 17	$ -	$ 8	$ 366

Notes:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Corp. & Other includes intercompany amounts of $(210) million for Operating Revenue, $(207) million for Operating Expense, $(28) million for Interest Income, $(27) million for Interest Expense, and $(1) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $185 million for the six months ended June 30, 2008.

(c) Includes depreciation and amortization of $184 million, consisting of $155 million for Power Delivery, $18 million for Conectiv Energy, $6 million for Pepco Energy Services, $1 million for Other Non-Regulated, and $4 million for Corp. & Other.

(d) Included in operating revenue is a pre-tax charge of $124 million ($86 million after-tax) related to the adjustment to the equity value of cross-border energy lease investments, and included in income taxes is a $7 million after-tax charge for the additional interest accrued on the related tax obligations.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
	(millions of dollars, except per share data)			
Operating Revenue				
Power Delivery	$ 1,095	$ 1,297	$ 2,467	$ 2,592
Competitive Energy	958	1,329	2,097	2,657
Other	12	(108)	21	(90)
Total Operating Revenue	2,065	2,518	4,585	5,159
Operating Expenses				
Fuel and purchased energy	1,491	1,832	3,378	3,650
Other services cost of sales	82	180	178	360
Other operation and maintenance	237	231	473	450
Depreciation and amortization	95	93	191	184
Other taxes	90	85	181	173
Deferred electric service costs	(57)	(17)	(84)	8
Effect of settlement of Mirant bankruptcy claims	-	-	(14)	-
Gain on sale of assets	-	-	-	(3)
Total Operating Expenses	1,938	2,404	4,303	4,822
Operating Income	127	114	282	337
Other Income (Expenses)				
Interest and dividend income	2	5	3	12
Interest expense	(96)	(80)	(186)	(161)
Gain (Loss) from equity investments	2	-	1	(2)
Other income	4	4	8	10
Other expenses	(1)	-	(1)	(1)
Total Other Expenses	(89)	(71)	(175)	(142)
Income Before Income Tax Expense	38	43	107	195
Income Tax Expense	13	28	37	81
Net Income	25	15	70	114
Retained Earnings at Beginning of Period	1,257	1,238	1,271	1,193
Dividends Paid on Common Stock	(60)	(55)	(119)	(109)
Retained Earnings at End of Period	$ 1,222	$ 1,198	$ 1,222	$ 1,198
Basic and Diluted Share Information				
Weighted average shares outstanding	220	201	220	201
Earnings per share of common stock	$ .11	$ .07	$ .32	$ .57

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2009	December 31, 2008
	(millions of dollars)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 120	$ 384
Restricted cash equivalents	9	10
Accounts receivable, less allowance for uncollectible accounts of $43 million and $37 million, respectively	1,158	1,392
Inventories	282	333
Derivative assets	83	98
Prepayments of income taxes	238	294
Prepaid expenses and other	165	115
Total Current Assets	2,055	2,626
INVESTMENTS AND OTHER ASSETS		
Goodwill	1,411	1,411
Regulatory assets	1,993	2,088
Investment in finance leases held in trust	1,362	1,335
Income taxes receivable	314	191
Restricted cash equivalents	69	108
Assets and accrued interest related to uncertain tax positions	115	178
Derivative assets	29	9
Other	204	215
Total Investments and Other Assets	5,497	5,535
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	13,298	12,926
Accumulated depreciation	(4,737)	(4,612)
Net Property, Plant and Equipment	8,561	8,314
TOTAL ASSETS	$ 16,113	$ 16,475

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2009	December 31, 2008
	(millions of dollars, except shares)	
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Short-term debt	$ 640	$ 465
Current maturities of long-term debt and project funding	502	85
Accounts payable and accrued liabilities	658	847
Capital lease obligations due within one year	7	6
Taxes accrued	62	62
Interest accrued	69	71
Liabilities and accrued interest related to uncertain tax positions	4	71
Derivative liabilities	138	144
Other	302	279
Total Current Liabilities	2,382	2,030
DEFERRED CREDITS		
Regulatory liabilities	754	893
Deferred income taxes, net	2,306	2,269
Investment tax credits	38	40
Pension benefit obligation	469	626
Other postretirement benefit obligations	447	461
Income taxes payable	186	176
Liabilities and accrued interest related to uncertain tax positions	175	163
Derivative liabilities	79	59
Other	151	184
Total Deferred Credits	4,605	4,871
LONG-TERM LIABILITIES		
Long-term debt	4,502	4,859
Transition bonds issued by ACE Funding	385	401
Long-term project funding	18	19
Capital lease obligations	96	99
Total Long-Term Liabilities	5,001	5,378
COMMITMENTS AND CONTINGENCIES		
EQUITY		
Common stock, $.01 par value, 400,000,000 shares authorized, 220,820,630 shares and 218,906,220 shares outstanding, respectively	2	2
Premium on stock and other capital contributions	3,203	3,179
Accumulated other comprehensive loss	(308)	(262)
Retained earnings	1,222	1,271
Total Shareholders' Equity	4,119	4,190
Noncontrolling interest	6	6
Total Equity	4,125	4,196
TOTAL LIABILITIES AND EQUITY	$ 16,113	$ 16,475

POWER DELIVERY SALES AND REVENUES

Power Delivery Sales (Gigawatt Hours)	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Regulated T&D Electric Sales				
Residential	3,448	3,674	8,222	8,159
Commercial and industrial	7,819	8,392	15,312	15,957
Other	56	56	126	126
Total Regulated T&D Electric Sales	11,323	12,122	23,660	24,242
Default Electricity Supply Sales				
Residential	3,328	3,551	7,966	7,896
Commercial and industrial	2,148	2,605	4,620	4,945
Other	21	24	48	50
Total Default Electricity Supply Sales	5,497	6,180	12,634	12,891

Power Delivery Electric Revenue (Millions of dollars)	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Regulated T&D Electric Revenue				
Residential	$ 130	$ 134	$ 274	$ 267
Commercial and industrial	202	201	382	370
Other	62	86	125	163
Total Regulated T&D Electric Revenue	$ 394	$ 421	$ 781	$ 800
Default Supply Revenue				
Residential	$ 383	$ 388	$ 900	$ 839
Commercial and industrial	232	302	492	550
Other	27	87	86	173
Total Default Supply Revenue	$ 642	$ 777	$ 1,478	$ 1,562
Other Electric Revenue	$ 19	$ 16	$ 37	$ 31
Total Electric Operating Revenue	$ 1,055	$ 1,214	$ 2,296	$ 2,393

Power Delivery Gas Sales and Revenue	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Regulated Gas Sales (Bcf)				
Residential	1	1	5	5
Commercial and industrial	-	1	3	3
Transportation and Other	1	1	3	4
Total Regulated Gas Sales	2	3	11	12
Regulated Gas Revenue (Millions of dollars)				
Residential	$ 17	$ 20	$ 92	$ 77
Commercial and industrial	11	14	53	47
Transportation and Other	2	2	4	4
Total Regulated Gas Revenue	$ 30	$ 36	$ 149	$ 128
Other Gas Revenue	$ 10	$ 47	$ 22	$ 71
Total Gas Operating Revenue	$ 40	$ 83	$ 171	$ 199
Total Power Delivery Operating Revenue	$ 1,095	$ 1,297	$ 2,467	$ 2,592

WEATHER DATA - CONSOLIDATED ELECTRIC SERVICE TERRITORY

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	**2008**	**2009**	**2008**
Heating Degree Days	410	374	2,846	2,486
20 Year Average	437	443	2,695	2,731
Percentage Difference from Average	-6%	-16%	6%	-9%
Percentage Difference from Prior Year	10%		14%	
Cooling Degree Days	346	417	346	417
20 Year Average	353	345	356	348
Percentage Difference from Average	-2%	21%	-3%	20%
Percentage Difference from Prior Year	-17%		-17%	

CONECTIV ENERGY

	Quarter Ended:				
	June 30, 2009	**March 31, 2009**	**December 31, 2008**	**September 30, 2008**	**June 30, 2008**
Gigawatt Hour Supply (GWh)					
Base-Load (1)	107	304	340	437	368
Mid-Merit (Combined Cycle) (2)	374	309	344	1,318	588
Mid-Merit (Oil Fired) (3)	(3)	34	9	-	68
Peaking	6	2	3	31	41
Tolled Generation	126	180	16	65	29
Generation Output	610	829	712	1,851	1,094
Load Service Volumes (4)	1,485	2,010	2,454	2,907	2,335
Around-the-clock Market Prices ($/MWh) PJM - East (5)	$ 35.35	$ 54.89	$ 56.45	$ 89.62	$ 87.85
On Peak Market Prices ($/MWh) PJM - East (5)	$ 40.68	$ 60.81	$ 65.72	$ 107.66	$ 109.29
Gas Price - M3 (Market Area) ($/MMBtu) (5)	4.04 $	6.28 $	7.37 $	9.71 $	12.13 $
Average Power Sales Price ($/MWh) (6)					
Generation	$ 41.34	$ 71.91	$ 70.93	$ 117.50	$ 139.01
Other	$ 83.38	$ 88.60	$ 93.40	$ 101.17	$ 87.11
Gross Margin Key Drivers ($ millions)					
Physical Energy and Ancillary Services (7)	$ (9)	$ 4	$ 7	$ 59	$ 45
Fuel & Power Hedges of Generation Activities (8)	$ (6)	$ 3	$ (5)	$ 21	$ 17
PJM Capacity Margin for Generation Activities (9)	$ 44	$ 35	$ 35	$ 37	$ 32
Load Service and Load Hedges (10)	$ (11)	$ 1	$ 4	$ (4)	$ (9)
Energy Marketing (11)	$ 13	$ 14	$ 13	$ 17	$ 8

Notes:
(1) Edge Moor Units 3 and 4 and Deepwater Unit 6.
(2) Hay Road and Bethlehem, all units.
(3) Edge Moor Unit 5 and Deepwater Unit 1. Generation output for these units was negative for the second quarter of 2009 because of station service consumption.
(4) Includes both PJM and ISO New England default electricity supply sales.
(5) Daily average.
(6) Calculated from data reported in Conectiv Energy's Electric Quarterly Report filed with the FERC; does not include capacity or ancillary services revenue. Prices may differ from those originally reported in prior periods due to normal load true-ups requiring EQR filing amendments.
(7) Includes actual generation energy revenue net of fuel costs, and fuel switching and ancillary services margin, less gas transportation and storage costs associated with generation.
(8) Includes financial contracts used to economically hedge fuel inputs and power output. Some of these contracts qualify for hedge accounting treatment and some are marked-to-market through current earnings.
(9) Includes revenue for generation capacity from PJM and bilateral forward sales and capacity swaps used as hedges of generation capacity.
(10) Includes load service sales net of capacity, energy and other costs of providing the service. Does not include the fixed margin portion of the sale of full requirements load service which is recorded in Energy Marketing.
(11) Includes power origination which primarily represents the fixed margin component of structured power transactions such as default electricity supply service, wholesale natural gas marketing, fuel oil marketing, and the activities of the short-term power desk, which generate margin by capturing price differences between power pools, and locational and timing differences within a power pool.

CONECTIV ENERGY - (continued)

Operating Summary

(Millions of dollars)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Gigawatt Hour Supply (GWh)				
Generation Output	610 (3)	1,094	1,439 (3)	2,043
Load Service Volumes	1,485 (4)	2,335	3,495 (4)	5,268
Operating Revenue:				
Merchant Generation and Load Service (1)	$ 343	$ 487	$ 711	$ 994
Energy Marketing (2)	126	302	333	618
Total	469	789	1,044	1,612
Cost of Goods Sold:				
Merchant Generation and Load Service (1)	325	402	650	794
Energy Marketing (2)	113	294	306	595
Total	438	696	956	1,389
Gross Margin:				
Merchant Generation and Load Service (1)	18 (5)	85	61 (6)	200
Energy Marketing (2)	13	8	27	23
Total	31	93	88	223
Operating and Maintenance Expenses	37 (7)	42	70 (7)	75
Depreciation	10	9	19	18
Taxes Other Than Income Taxes	1	1	2	2
Other Operating Expenses	1	-	1	-
Total	49	52	92	95
Operating (Loss) Income	$ (18)	$ 41	$ (4)	$ 128

Notes:

(1) Merchant Generation and Load Service consists primarily of electric power, capacity, and ancillary services sales from Conectiv Energy's generating plants; tolling arrangements entered into to sell energy and other products from Conectiv Energy's generating plants and entered into to purchase energy and other products from other companies' generating plants; hedges of power, capacity, fuel and load; the sale of excess fuel (primarily natural gas) and emission allowances; electric power, capacity, and ancillary services sales pursuant to competitively bid contracts entered into with affiliated and non-affiliated companies to fulfill their default electricity supply obligations; and fuel switching activities made possible by the multi-fuel capabilities of some of Conectiv Energy's generating plants.

(2) Energy Marketing consists primarily of power origination which primarily represents the fixed margin component of structured power transactions such as default electricity supply service, wholesale natural gas marketing, fuel oil marketing, and the activities of the short-term power desk, which generate margin by capturing price differences between power pools, and locational and timing differences within a power pool.

(3) Lower generating plant output during 2009 compared to 2008 was primarily due to decreased demand for electricity related to the economic recession and mild weather.

(4) Lower load service volumes during 2009 compared to 2008 were primarily due to decreased demand for electricity related to the economic recession and mild weather.

(5) Lower Merchant Generation and Load Service gross margins during the second quarter of 2009 compared to 2008 were driven by (i) significantly lower generating plant output and reduced spark spreads and dark spreads, (ii) the performance of economic fuel hedges, and (iii) lower margins from default electricity supply contracts and associated hedges, partially offset by higher capacity margins.

(6) Lower Merchant Generation and Load Service gross margins year-to-date 2009 compared to 2008 were driven by (i) significantly lower generating plant output and reduced spark spreads and dark spreads (ii) significantly fewer opportunities to benefit from generating unit operating flexibility and fuel switching capability, and remarketing activities around firm natural gas transportation and storage positions due to less favorable energy prices and less price volatility than was experienced during the winter of 2008, (iii) the performance of economic fuel hedges, and (iv) lower margins from default electricity supply contracts and associated hedges, partially offset by higher capacity margins.

(7) Lower Operating and Maintenance Expenses in 2009 were primarily due to postponed plant maintenance projects because of lower run-time, and lower labor and other employee-related costs.

PEPCO ENERGY SERVICES

Operating Summary

(Millions of dollars)	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Retail Electric Sales (GWh)	4,594	4,825	9,388	9,591
Operating Revenue	$ 560	$ 631	$ 1,217	$ 1,252
Cost of Goods Sold	505	582	1,119	1,166
Gross Margin	55	49	98	86
Gross Margin Detail:				
Retail Energy Supply (1)	41 (2)	36	71 (2)	59
Energy Services	14	13	27	27
Total	55	49	98	86
Operation and Maintenance Expenses	21	21	44	40
Depreciation	5	3	9	6
Other	-	-	1	1
Operating Expenses	26	24	54	47
Operating Income	$ 29	$ 25	$ 44	$ 39

Notes:
(1)   Includes power generation.

(2)   Retail Energy Supply gross margin increased due to favorable electric supply, ancillary, and other electric-related wholesale supply costs, and favorable natural gas supply costs; partially offset by less favorable mark-to-market gains on energy contracts and lower generating plant output.